O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone: (360) 332-3300
Facsimile: (360) 332-2291
E-mail: cic@stockslaw.com

File #4234
April 22, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 03-06
Washington, D.C. 20549

Attention: Donald C. Hunt, Attorney-Advisor

Dear Sirs:

RE:	INFITECH VENTURES INC. (the “Company”)
	-	SEC File Number 000-51073
	-	Amendment No. 3 to Registration Statement on Form 10-SB
	-	Originally Filed on February 15, 2005
	-	Amended on March 25, 2005 and on April 12, 2005

We write on behalf of Infitech Ventures Inc. (the “Company”) in response to your comment letter dated April 18, 2005 regarding the above-referenced Form 10-SB filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a third amended Registration Statement on Form 10-SB (as revised, the "Amended Form 10-SB"). We enclose with this letter a copy of the Amended Form 10-SB, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form 10-SB, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form 10-SB.

PART II

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES – PAGE 26

1.
REGARDING THE 150,000 SHARES ISSUED WILLIAM NELSON; WE NOTE THE DISCLOSURE IN THE FIFTH PARAGRAPH WHICH STATES “THESE SHARES HAVE NOT BEEN ISSUED TO DATE.” PLEASE RECONCILE THIS WITH YOUR PREVIOUS RESPONSE TO PRIOR COMMENT 36 THAT THESE SHARES WERE ISSUED ON JANUARY 28, 2005.

The disclosure on page 26 has been corrected to state that the shares were issued to Mr. Nelson on January 28, 2005.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. Donald C. Hunt

FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED JULY 31, 2004

NOTE 4. PATENT AND INTELLECTUAL PROPERTY – PAGE F-19

2.
WE NOTE THAT THE COMPANY ACQUIRED A PATENT APPLICATION, AND NOT A CERTIFIED PATENT. SUPPLEMENTALLY TELL US THE STATUS OF YOUR PATENT APPLICATION. WE NOTE ON PAGE 10 THAT THE APPLICATION WILL EXPIRE ON JULY 17, 2005 IF THE COMPANY DOES NOT REQUEST AN EXAMINATION BEFORE THEN. REVISE TO CLARIFY AND DISCUSS WHEN YOU ANTICIPATE BEGINNING TO AMORTIZE THIS ASSET.

In response to this comment, the Company has amended Note 5 to the financial statements for the year ended July 31, 2004 and Note 4 to the financial statements for the interim period ended January 31, 2005 to state that the patent application will expire on July 17, 2005 and that the Company intends to file the necessary patent examination applications prior to that date.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	Infitech Ventures Inc.
Attn: Mr. Paul G. Daly, President